C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home Office

Dorel Asia

EXCHANGES

CANADA:

Toronto

Stock Exchange:

DII.A, DII.B

U.S.A.:

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

Dorel Maintains Growth Despite Sluggish Retail Environment

•

Q2 year-over-year sales increase 10.3%; earnings rise 9.2%

•

2003 earnings per share will increase 15-20% in trimmed guidance

Montreal, August 7, 2003---Dorel Industries Inc. (TSX: DII.A; DII.B; NASDAQ: DIIBF) today reported second quarter results for the period ended June 30, 2003. Earnings for the period rose 9.2% to US$16.3 million or US$0.50 per share fully diluted from last year’s record second quarter earnings of US$14.9 million or US$0.49 per share fully diluted. Sales increased 10.3% to US$264.7 million, up from US$240.0 million a year ago. For the six-months of 2003, earnings gained 16% to reach US$35.5 million or US$1.10 per share fully diluted from US$30.6 million or US$1.04 per share fully diluted, while sales increased 9.4% to US$541.6 million from US$495.0 million in the first half of 2002.

Notwithstanding these improvements, the Company said the turn in retail, particularly in the United States, has yet to materialize. In line with the realities of this environment, Dorel today announced it is adjusting its annual guidance to between US$2.30 and US$2.40 per share from the previous US$2.45 to US$2.56 per share.

On a percentage basis, earnings from operations levels remain as previously disclosed. However sales levels for fiscal 2003 are now expected to be lower than anticipated. In the Juvenile segment, the previously expected sales figure of between US$710 and US$750 million is now anticipated to be between US$675 and US$715 million. Despite the lower sales, earnings from operations are expected to remain at from 10% to 11% of sales. In Home Furnishings, the revised sales forecast is between US$460 and US$490 million, as opposed to the previously issued guidance of US$500 to US$550 million. As in Juvenile, guidance for earnings from operations as a percentage of sales is unchanged at between 13% and 14%.

“While we continue to gain market share in Europe, retailers across North America are remaining prudent in their buying patterns as consumers continue to be selective in their purchases. This is the case in all sectors. As such, current visibility does not provide the confidence that the situation will materially rebound during the second half of the year,” stated Dorel President and CEO, Martin Schwartz.

Results for the second quarter and six months ended June 30, 2003 were as follows:

Summary of Financial Highlights
Second quarter ended June 30
All figures in thousands of US $
	2003	2002	Change %

Revenue	264,740	239,992	10.3%

Net income	16,261	14,896	9.2%

Per share – Basic	0.51	0.50	2.0%

Per share – Diluted	0.50	0.49	2.0%

Average number of shares outstanding -
diluted weighted average	32,422,777	30,343,173

Summary of Financial Highlights
Six months ended June 30
All figures in thousands of US $
	2003	2002	Change %

Revenue	541,626	494,974	9.4%

Net income	35,510	30,624	16.0%

Per share – Basic	1.13	1.06	6.6%

Per share – Diluted	1.10	1.04	5.8%

Average number of shares outstanding -
diluted weighted average	32,317,008	29,481,061

Juvenile

Juvenile sales were up 28.4% to US$168.0 million during the second quarter compared to US$130.8 million during the corresponding period a year ago. Earnings from operations for the second quarter rose 72.7% to US$17.5 million from US$10.1 million last year. Ampa’s results are reflected through the full second quarter. For the first half of 2003, sales were up 19.8% to US$333.9million. Earnings from operations rose 51.6% to US$36.5 million from $24.1 million last year.

Sales in North America remained slow as retailers continued to lower their inventory levels despite relatively flat point-of-sales figures. Gross margins in the quarter were up substantially over last year as a result of lower material costs, improvements in distribution costs and less customer deductions at Dorel Juvenile Group USA. In addition, the stronger Canadian dollar helped boost the margins of the Canadian operations to their highest levels in years.

Despite on-going overall economic challenges that also exist in Europe, both the Ampa Group and Dorel Juvenile Group (DJG) Europe performed well during the second quarter.  At DJG Europe, the improved supply chain and raw material cost reductions boosted margins by five basis points in the quarter. Ampa continues to meet expectations. Results were also positively affected by the stronger Euro. “We are a market leader in juvenile abroad and this success has compensated somewhat for the weakness presently being experienced in North America. Ampa’s solid results continue to underline the benefits of our acquisition strategy,” commented Mr. Schwartz.

Home Furnishings

Sales fell 11.3% to US$96.8 million from US$109.2 million a year ago during the second quarter, traditionally the slowest period of the year in the sector. Earnings from operations were down 13% to US$13.8 million from last year’s US$15.9 million. For the six months, sales were down 3.9% at US$207.8 million from US$216.3 million, while earnings from operations decreased 2.0% to US$29.4 million from last year’s US$30.0 million.

The ready-to-assemble (RTA) furniture industry is still facing a challenging retail environment. Retailers continued the trend set in the first quarter and further lowered inventory levels in the second quarter. Despite the current retail pressures, all three Home Furnishings business units  improved margins. In fact, both Dorel Asia and Cosco Home & Office increased their profitability in the second quarter.

“The market in ready-to-assemble furniture has not grown during the first six months of the year. Our performance to-date is clearly a reflection of this situation,” commented Mr. Schwartz. He also pointed out that during last year’s second quarter the sector benefited from “make-up” orders from a major U.S. client that had recently re-organized under Chapter 11. “That was a special situation and it was not expected to be repeated.

Other Matters

In addition, Dorel announces that the Toronto Stock Exchange has approved the renewal of its normal course issuer bid, which was due to expire on August 8, 2003.  Under the normal course issuer bid, Dorel will be entitled to repurchase for cancellation up to a maximum of 200,000 Class B Subordinate Voting Shares over the twelve-month period starting August 11, 2003 and ending
August 10, 2004, representing approximately 0.74% of the issued and outstanding Class B Subordinate Voting Shares.  The purchases by Dorel will be effected through the facilities of the Toronto Stock Exchange.  As at August 4, 2003, there were 26,857,832 Class B Subordinate Voting Shares issued and outstanding. The normal course issuer bid has been renewed in that Dorel considers that the repurchase of shares at certain market prices will be beneficial to Dorel.

During its current normal course issuer bid, Dorel has repurchased (as at August 1, 2003) an aggregate of 15,000 common shares at an average price of $35.72.  To the knowledge of the Company, no director, officer or insider of Dorel intends to sell his shares.

Outlook

"It is now evident that the balance of this year will remain difficult for the retail sector. Notwithstanding this, Dorel’s earnings per share are still expected to grow at between 15% and 20%. While this is less than originally forecast, we are confident that the Company will post yet another record year of sales and earnings. Inventory levels at most retailers are definitely lower than they were at this time last year. In the case of Dorel, we do not expect that retailers will further reduce their positions in the second half of 2003.

“New juvenile product launches will be an important factor over the next two quarters. We have participated in two major juvenile product shows since May, one in the United States and the other in Germany. Reaction to our new offerings has been excellent and we anticipate positive results from our new introductions that will cover all categories in juvenile. We are optimistic these new products will further enhance our position as the global leader in juvenile," commented Mr. Schwartz.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:00 P.M. Eastern Time. Interested parties can join the call by dialing (514) 807-8791 (Montreal or overseas) or (800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21012335# on your phone. This tape recording will be available on Thursday, August 7 as of 3:00 P.M. until 11:59 P.M. on Thursday, August 14.

Complete financial statements are available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of
Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS

	Second quarter ended		Six months ended
	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)

SALES	264,740	239,992	541,626	494,974

EXPENSES
Cost of sales	188,404	184,370	390,869	379,590
Operating	39,972	24,725	74,713	51,472
Amortization	7,039	6,045	14,302	12,024
Research and development costs	2,089	1,585	3,882	2,671
Interest on long-term debt	4,202	2,228	7,313	5,468
Other interest	264	151	260	128
	241,970	219,104	491,339	451,353

Income before income taxes	22,770	20,888	50,287	43,621

Income taxes	6,509	5,992	14,777	12,997

NET INCOME	16,261	14,896	35,510	30,624

EARNINGS PER SHARE:
Basic	0.51	0.50	1.12	1.06
Diluted	0.50	0.49	1.10	1.04

SHARES OUTSTANDING:
Basic – weighted average	31,688,074	29,587,206	31,581,570	28,887,607
Diluted – weighted average	32,422,777	30,343,173	32,317,008	29,481,061

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US DOLLARS

	As At June 30, 2003 (unaudited)	As At June 30, 2002 (unaudited)	As At December 30, 2003 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	19,816	10,763	54,450
Funds held by ceding insurer	12,248	-	11,298
Accounts receivable	149,403	118,824	98,267
Inventories	184,153	158,720	142,157
Prepaid expenses	12,618	11,298	10,465
Future income taxes	11,276	9,332	11,114
	389,514	308,937	327,751

CAPITAL ASSETS	123,182	97,164	95,374
GOODWILL	367,059	153,473	155,669
DEFERRED CHARGES	15,309	12,180	14,111
INTANGIBLE ASSETS	5,331	4,124	5,818
FUTURE INCOME TAXES	-	1,012	-
OTHER ASSETS	11,117	6,625	11,400
	911,512	583,515	610,123

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	3,737	10,329	8,346
Accounts payable and accrued liabilities	188,434	116,092	131,805
Income taxes payable	5,864	8,261	11,721
Current portion of long-term debt	2,810	3,128	2,061
	200,845	137,810	153,933

LONG-TERM DEBT	272,912	107,304	83,301
PENSION OBLIGATION	13,515	12,991	13,213
FUTURE INCOME TAXES	5,673	2,687	5,670
OTHER LONG-TERM LIABILITIES	6,029	-	-

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	145,935	138,008	138,446
RETAINED EARNINGS	248,067	181,871	212,660
CUMULATIVE TRANSLATION ADJUSTMENT	18,536	2,844	2,900
	412,538	322,723	354,006

	911,512	583,515	610,123

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US DOLLARS

	Second quarter ended		Six months ended
	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)

CASH PROVIDED BY:

OPERATING ACTIVITES
Net income from continuing operations:	16,261	14,896	35,510	30,624
Adjustments for:
Amortization	7,039	6,045	14,302	12,024
Future income taxes	47	343	(22)	1,758
Funds held by ceding insurer	(949)	-	(949)	-
Gain on disposal of capital assets	(333)	(13)	(464)	(27)
	22,065	21,271	48,377	44,379
Changes in non-working capital:
Accounts receivable	26,643	30,345	9,032	(23,588)
Inventories	(13,531)	(27,506)	(9,815)	(4,599)
Prepaid expenses	(977)	1,909	(1,364)	1,679
Accounts payable and accrued liabilities	(11,011)	6,749	(2,840)	10,185
Income taxes payable	1,592	3,601	(9,294)	13,335
	2,716	15,098	(14,281)	(2,988)

CASH PROVIDED BY OPERATING ACTIVITIES	24,781	36,369	34,096	41,391

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	6,869	(112,519)	12,174	(117,559
Repayment of balance of sale	(27,759)	-	(27,759)	-
Issuance of capital stock	2,739	74,454	7,515	74,985
Share issue expenses	-	(1,976)	-	(1,976)
Repurchase of capital stock	-	-	(129)	-
Increase (decrease) in bank indebtedness	(8,096)	581	(7,530)	1,302
CASH USED IN FINANCING ACTIVITIES	(26,247)	(39,460)	(15,729)	(43,248)

INVESTING ACTIVITIES
Acquisition of subsidiary company	-	-	(247,198)	-
Cash on hand	-	-	7,207	-
	-	-	(239,991)	-
Financed by long-term debt	-	-	173,000	-
Balance of sale and other amounts payable	-	-	29,395	-
	-	-	(37,596)	-
Additions to capital assets – net	(6,847)	(4,852)	(9,846)	(7,588)
Deferred charges	(1,707)	(611)	(4,245)	(1,121)
Intangible assets	-	(440)	(245)	(683)
CASH USED IN INVESTING ACTIVITIES	(8,554)	(5,903)	(51,932)	(9,392)

Effect of exchange rate on cash	(1,141)	3,029	(1,069)	3,372

NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,161)	(5,965)	(34,634)	(7,877)

Cash and cash equivalents, beginning of period	30,977	16,728	54,450	18,640

CASH AND CASH EQUIVALENTS, END OF PERIOD	19,816	10,763	19,816	10,763

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US DOLLARS

	Six months ended
	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)

BALANCE, BEGINNING OF PERIOD	212,660	153,223

Net income	35,510	30,624

Premium paid on repurchase of shares	(103)	-

Share issue expenses (net of income taxes - $1,064)	-	(1,976)

BALANCE, END OF PERIOD	248,067	181,871

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